

Shion Deysarkar · 2nd

 Unified

Building big things.

Talks about #politics and #data

Austin, Texas, United States · **Contact info**

1,487 followers · **500+** connections

 **2 mutual connections:** Grace Healey and Barry Dauber

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Invest in Unified: Build a better future on the social network...
Unified on Wefunder

A platform for the people should be owned by the people. Join our community round as an investor.

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2022 ACCELERATOR COMPANIES

THIS IS HGL5

Announcing our Cohort 5 Companies - Higher Ground...
Higher Ground Labs

Unified is now backed by Higher Ground Labs

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Building a Social Platform for Progressive Organizers with...
Resistance Dashboard

Shion Deysarkar joins The Great Battlefield podcast to talk about his career and co-founding Blue Squad where they've built a tool to help with relational organizing and are now buildi...

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1,487 followers

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Shion Deysarkar posted this · 2w

Datafiniti is hiring! Looking to bring on a new Inside Sales Rep to continue our 30-50% YoY growth. A great opportunity for someone that wants to work on a small team and work with a huge variety of customers **https://lnkd.in/gSg_jnzW**

👍😊 14

Shion Deysarkar posted this · 3w

Just crossed $50K on the **Unified** crowdfund! Next stop.. $100K! More info:

Invest in Unified: Build a better future on the social network for progressive change.
wefunder.com · 3 min read

👍😊❤️ 22

Shion Deysarkar reshared a post · 2mo

 **Home is Where the Heart Is**

👍 5

Shion Deysarkar reshared a post · 3mo

 **Natasha Harper-Madison at Unified Jam 2022**

👍 2

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About

Building big things.

Experience


CEO & Co-founder
Unified · Full-time
Sep 2018 – Present · 4 yrs
Austin, Texas Area

Building a unified progressive base through tools that connect people with candidates and encourage deeper civic engagement.


CEO & Founder
Datafiniti
Oct 2011 - Present · 10 yrs 11 mos
Austin, Texas Area

Providing instant access to any data on the web. Treat the web as your own database. Access and download information on businesses, products, real estate, and more.


CEO
80legs
Sep 2009 - Sep 2011 · 2 yrs 1 mo
Houston, Texas Area

Joined as Chief Strategy Officer and became CEO. Developed a flexible Saas product that let anyone access highly-scalable web crawling. Our goal was to make access to structured data across ...see more


CEO
EXC, Inc.
Aug 2003 - Jul 2008 · 5 yrs
Houston, Texas Area

Founded and ran a predictive software firm servicing oilfield companies. Used machine learning and data science to build predictive models for various applications in chemical testing and oilfield services.


Intern
HP
2000 - 2001 · 1 yr

Education


Rice Business - Jones Graduate School of Business
MBA
2007 - 2009
Activities and societies: President of Student Government


Carnegie Mellon University
BS, Computer Science, Business Administration
1999 - 2003


The Kinkaid School
1995 - 1999

Skills

Start-ups

 Endorsed by Nick Ducoff and 8 others who are highly skilled at this

 Endorsed by 4 colleagues at Datafiniti

 60 endorsements

Entrepreneurship

 Endorsed by Mike Holp - Remote Work Consultant and 3 others who are highly skilled at this

 Endorsed by 3 colleagues at Datafiniti

 38 endorsements

Business Development

 Endorsed by 4 colleagues at Datafiniti

 27 endorsements

Show all 22 skills →

Recommendations

Received   Given


Brad Wilson · 3rd
CEO Creeris

June 8, 2011, Brad managed Shion directly

Shion has done a great job with 80legs since taking over as CEO almost two years ago. He has a nice combination of technical and business skills that help him excel in his role. He is a hacker at heart and has a constant thirst for knowledge that keeps him connected to the tech/startup world. Shion is even attempting to energize the tech scene in Houston!

 **Ani Vemprala** 🔗 · 2nd
Streaming TV at Amazon
May 30, 2011, Ani worked with Shion but they were at different companies

Working with Shion for the past few years has been very rewarding experience. At Cox Digital/Adify, we've successfully expanded our utilization of the 80legs service, due much in part to Shion's ability to understand our needs & concerns, and translate them into new product features or enhancements. His collaborative spirit and deep knowledge of the distributed computing space makes him my go ...see more

Projects

Extractiv: Semantic Content Extraction as a Service
Nov 2009 - Dec 2011

Show project ↗

Extractiv was a content extraction service founded in 2009. Extractiv combined high-quality text extraction software from Language Computer Corporation with the powerful web crawling technology made avai ...see more

Other creators

 +2

Interests

Companies   Groups   Schools

 **The Kinkaid School**
2,081 followers

 **Empower Project**
821 followers

Show all 11 companies →